Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

Rich Sparkle Holdings Limited (the “Company”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations as a professional specialist in the provision of financial printing services such as printing, typesetting and translation, advisory services including Environmental, Social and Governance (“ESG”) and internal control reporting services and other services including standalone annual general meeting and extraordinary general meeting supporting service and other standalone services, through ANPA (HK), our sole operating subsidiary in Hong Kong.

ANPA (HK) was founded in 2016. We are a financial printing services provider which specializes in designing and printing high quality financial print materials in Hong Kong. In our operating history of more than eight years, we started offering a comprehensive solution in typesetting, proofreading, translation, design, and printing, ensuring comprehensive support for all stages of document preparation to Hong Kong listed companies and companies that are preparing for their initial listing on the HK Stock Exchange. Our service portfolio covers a myriad of deliverables, mainly including listing documents, financial reports, fund documents, circulars and announcements. We offer to our customers a wide range of convenient and quality financial printing services, from typesetting, proofreading, translation, design and printing. In addition, we also offered advisory services which could cater for our customers’ different requirements, such as conducting internal control assessment and environmental, social and governance performance evaluation as well as other services including provision of co-working space at our leased office located at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, for our customers mainly to conduct meetings and conferences.

Recent Developments

The shares of the Company began trading on the Nasdaq Capital Market on July 8, 2025, under the ticker symbol “ANPA”. The Company consummated its initial public offering of 1,250,000 ordinary shares. As a result, the Company has raised aggregate gross proceeds of US$5,000,000 in the initial public offering, prior to deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

On August 7, 2025, the board of directors of the Company approved and adopted an equity incentive plan, which authorized the issuance of the lesser of (i) 2,500,000 ordinary shares of the Company; or (ii) 20% of the number of fully-diluted ordinary shares outstanding as of September 30th of the preceding calendar year, to the employees, directors or consultants of the Company. As of the date of this filing, the Company has not issued any shares pursuant to the equity incentive plan.

Summary of Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of Six Months Ended March 31, 2025 and 2024

The following table sets forth key components of our results of operations for the six months ended March 31, 2025 and 2024. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

			Changes
	2025	2024	Amount	%
	US$	US$	US$
Revenue	1,741,985	1,793,702	(51,717)	(2.9)
Cost of services	(1,109,926)	(1,212,073)	102,147	(8.4)
Gross profit	632,059	581,629	50,430	8.7

Operating expenses
Selling, general and administrative	(905,329)	(732,276)	(173,053)	23.6
Expected credit losses	-	(30,633)	30,633	(100.0)
Total operating expenses	(905,329)	(762,909)	(142,420)	18.7

Loss from operations	(273,270)	(181,280)	(91,990)	50.7

Other (expense) income
Interest expense	(31,682)	(6,494)	(25,188)	387.9
Other income	-	3,182	(3,182)	(100.0)
Total other expense, net	(31,682)	(3,312)	(28,370)	856.6

Loss before provision for income taxes	(304,952)	(184,592)	(120,360)	65.2
Income tax benefit	48,167	30,458	17,709	58.1
Net loss	(256,785)	(154,134)	(102,651)	66.6

Other comprehensive loss
Foreign currency adjustment	(3,199)	1,243	(4,442)	(357.4)
Charged to post-employment benefit obligations	-	(7)	7	(100.0)
Comprehensive loss	(259,984)	(152,898)	(107,086)	70.0

Revenue

As set forth in the following table, during the six months ended March 31, 2025 and 2024, our revenue was derived from the provision of financial printing services, advisory services and other services:

	2025		2024
	US$	%	US$	%
Revenue
Financial printing services	$865,391	49.7	$1,443,911	80.5
Advisory services	147,097	8.4	192,000	10.7
Other	729,497	41.9	157,791	8.8
Total	$1,741,985	100.0	$1,793,702	100.0

Our revenue decreased by US$51,717 or 2.9% to US$1,741,985 for the six months ended March 31, 2025 from US$1,793,702 for the six months ended March 31, 2024. Such decrease was mainly attributable to the decrease of financial printing services of US$578,520 and the decrease of advisory services of US$44,903, which was partially offset by the increase of advisory services of US$571,706.

For the six months ended March 31, 2025 and 2024, all of the revenue was from clients in Hong Kong.

Cost of services

The following table sets forth the breakdown of our cost of services for the six months ended March 31, 2025 and 2024:

	2025		2024
	US$	%	US$	%
Cost of services
Staff costs	$670,372	60.4	$606,024	50.0
Subcontracting fee	393,600	35.4	478,715	39.5
Printing costs	45,046	4.1	109,549	9.0
Other job-specific expenses	908	0.1	17,785	1.5
Total	$1,109,926	100.0	$1,212,073	100.0

During the six months ended March 31, 2025 and 2024, our Group’s cost of services was mainly comprised of staff costs, subcontracting fee, printing costs and other job-specific expenses. We incurred cost of services of US$1,109,926 for the six months ended March 31, 2025, compared to US$1,212,073 for the six months ended March 31, 2024, a decrease of US$102,147, or 8.4%. The decrease was in line with the decrease in revenue from financial printing services. The decrease in printing costs and subcontracting fee were resulted from the reliance more on the internal resources.

The Company paid subcontracting fee for (i) translation services handled by professional linguists who ensure accuracy and cultural relevance, (ii) ESG and internal control services support, and (iii) client relationship maintenance support.

Gross profit and gross profit margin

Our gross profit was US$632,059 for the six months ended March 31, 2025, compared to US$581,629 for the six months ended March 31, 2024, an increase of US$50,430, or 8.7%. Our overall gross profit margins were 36.3% and 32.4% for the six months ended March 31, 2025 and 2024, respectively. Our total gross profit increased during the six months ended March 31, 2025, due to the increase of salary level and number of the staff to maintain our financial printing services and the reliance more on our internal resources which resulting to the decrease in subcontracting fee from the six months ended March 31, 2024.

Selling, General and Administrative expenses

The following table sets forth the breakdown of our selling, general and administrative (SG&A) expenses for the six months ended March 31, 2025 and 2024:

	2025		2024
	US$	%	US$	%
Staff costs	$286,464	31.6	$263,415	36.0
Depreciation	254,673	28.1	329,928	45.1
Property related expenses	142,105	15.7	27,353	3.7
Legal and professional fees	508	0.1	22,280	3.0
Miscellaneous expenses	221,579	24.5	89,300	12.2
Total	$905,329	100.0	$732,276	100.0

SG&A mainly consist of administrative staff cost, depreciation of property, plant and equipment and right-of-use assets, property related expenses, legal and professional fees and other miscellaneous expenses. Our SG&A were US$905,329 and US$732,276 for the six months ended March 31, 2025 and 2024, respectively, or 52.0% and 40.8% of our revenue for the corresponding period. The increase was mainly due to the increase in our staff costs, property related expenses and miscellaneous expenses.

Expected credit losses

Our expected credit losses were US$ nil and US$30,633 for the six months ended March 31, 2025 and 2024, respectively.

A decrease in current expected credit losses by US$30,633 or 100%, for the six months ended March 31, 2025, compared to the corresponding six months ended March 31, 2024, was primarily attributable to the decrease of long outstanding accounts receivables as at March 31, 2025.

Other Expense, Net

The following table sets forth the breakdown of our other income (expense) for the six months ended March 31, 2025 and 2024:

	2025		2024
	US$	%	US$	%
Gain from lease modification	-	-	3,182	(96.1)
Interest expense on lease liabilities	(31,682)	100.0	(6,494)	196.1
Total	$(31,682)	100.0	$(3,312)	100.0

Our other expense were expense of US$31,682 and of US$3,312 for the six months ended March 31, 2025 and 2024, respectively.

An increase in other expense by US$28,370 or 856.6%, for the six months ended March 31, 2025, compared to the corresponding six months ended March 31, 2024, was primarily attributable to the increase of interest expense on lease liabilities of US$25,188 due to lease modification of its principal executive office during the second half of the year ended September 30, 2024.

Income Tax Benefit

The Company and our wholly owned subsidiary, Lore, were incorporated in the BVI. Pursuant to the current rules and regulations, the BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

Our indirectly wholly-owned subsidiary, ANPA (HK), is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$257,143), and 16.5% on any part of assessable profits over HK$2,000,000 (US$257,143). For the six months ended March 31, 2025 and 2024, our Group did not have any assessable profits in Hong Kong.

We had income tax benefit of US$48,167 for the six months ended March 31, 2025, compared to US$30,458 for the six months ended March 31, 2024, an increase of US$17,709, or 58.1%, mainly due to the increase in loss before taxation. Our effective tax rate was 16.5% for the six months ended March 31, 2025 and 16.5% for the six months ended March 31, 2024.

Net loss

As a result of the foregoing, our net loss for the six months ended March 31, 2025 and 2024 was US$256,785 and US$154,134, respectively.

Discussion of Certain Balance Sheet Items

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)	(Audited)
	US$	US$
ASSETS
Current assets:
Cash	450,928	320,161
Accounts receivable, net	2,530,250	3,540,649
Contract assets	35,278	35,323
Prepayments and other current assets	19,280	148,005
Total current assets	3,035,736	4,044,138

Non-current assets:
Property and equipment, net	11,606	17,962
Operating lease right-of-use assets	923,034	1,172,808
Deferred initial public offering (“IPO”) costs	1,127,082	694,095
Deferred tax assets, net	272,619	224,755
Other non-current assets	170,345	170,564
TOTAL ASSETS	5,540,422	6,324,322

LIABILITIES
Current liabilities:
Accounts payable	349,532	667,390
Contract liabilities	15,597	15,617
Amount due to a related party	679,405	681,188
Operating lease liabilities, current	492,755	479,130
Income tax payable	154,257	154,456
Accrued expenses and other current liabilities	1,098,943	1,065,717
Total current liabilities	2,790,489	3,063,498

Non-current liabilities:
Operating lease liabilities, non-current	446,459	697,346
Post-employment benefit obligations	14,781	14,801
TOTAL LIABILITIES	3,251,729	3,775,645

Cash

Our cash increased from US$320,162 as of September 30, 2024 to US$450,928 as of March 31, 2025. The increase mainly resulted from the decrease in account receivables during the six months ended March 31, 2025.

Accounts receivable, net

Our accounts receivable, net decreased from US$3,540,649 as of September 30, 2024 to US$2,530,250 as of March 31, 2025, which was mainly due to the settlement of account receivables during the first half of the year ending September 31, 2025, which is consistent to the seasonal factor of the financial printing services industry.

Contract assets

Our contract assets decreased from US$35,323 as of September 30, 2024 to US$35,278 as of March 31, 2025, mainly because our major Hong Kong listed clients are using December 31 as their financial year-end date. They are publishing their annual reports in April every year. The financial printing services of these projects were not completed as at March 31 and were completed as at 30 September every year.

Deferred IPO costs

Our deferred costs are deferred IPO costs, mainly include professional fees paid in relation to our listing activities.

Operating lease right-of-use assets

Our operating lease right-of-use (“ROU”) assets decreased from US$1,172,808 as of September 30, 2024 to US$923,034 as of March 31, 2025, mainly attributable to the amortization of its office premises recognized for the Company’s use during the six months ended March 31, 2025.

Accounts payable

Our accounts payable is mainly comprised of payables to subcontractors. Our accounts payable decreased from US$667,390 as of September 30, 2024 to US$349,532 as of March 31, 2025, primarily due to reply on more internal resources which resulting to the decrease in the subcontracting fee and printing costs during the six months ended March 31, 2025.

Operating lease liabilities

As of September 30, 2024 and March 31, 2025, we had operating lease liabilities of US$1,176,476 and US$939,214, respectively. The decrease in our operating lease liabilities as of March 31, 2025 was mainly due to the repayment of lease payments during the six months ended March 31, 2025.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to finance our working capital needs, and fund our capital expenditures and the growth of our operations. Historically, we have met our working capital and other liquidity requirements primarily through our equity capital and cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

As of March 31, 2025, we had US$450,928 in cash. Our working capital requirements are influenced by the size of our operations, the progress of execution on our services, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of March 31, 2025 and September 30, 2024, we had no outstanding bank borrowings.

Cash flows

The following tables set forth a summary of our cash flows information for the periods indicated:

	For the six months ended March 31,
	2025	2024
	US$	US$
Cash and cash equivalents at beginning of the period	$320,161	$184,264
Net cash provided by operating activities	565,959	458,315
Net cash used in financing activities	(434,787)	(125,347)
Net increase in cash and cash equivalents	131,172	332,968
Effect of foreign exchange rate changes	(405)	913
Cash and cash equivalents as at end of the period	$450,928	$518,145

Cash flows from operating activities

Cash provided by operating activities was US$565,959 for the six months ended March 31, 2025, mainly derived from (i) net loss of US$ 256,785 for the six months ended March 31, 2025; (ii) the decrease in accounts receivable, net by US$ 1,005,848 ; (iii) the increase in accounts payable by US$ 317,000; and (iv) decrease in prepayments, other current assets and other non-current assets by US128,535.

Cash provided by operating activities was US$458,315 for the six months ended March 31, 2024, mainly derived from (i) net loss of US$154,134 for the six months ended March 31, 2024; (ii) the decrease in accounts receivable, net by US$1,485,636; (iii) the increase in contract assets by US$310,692; and (iv) the increase in accounts payable by US$360,264.

Cash flows from investing activities

There was no cash from investing activities for the six months ended March 31, 2025 and 2024.

Cash flows from financing activities

Cash used in financing activities was US$434,787 for the six months ended March 31, 2025, which was mainly attributable to payments of offering costs for initial public offering of US$433,879.

Cash used in financing activities was US$125,347 for the six months ended March 31, 2024, which was mainly attributable to (i) payment of deferred offering cost of US$124,231; and (ii) advances to related parties amounted to US$1,116.

Capital Expenditures

We did not incur any capital expenditure for the six months ended March 31, 2025 and 2024.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of March 31, 2025:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Operating lease(1)	$995,648	$534,842	$460,806	$—	$—

(1)	We lease offices which are classified as operating leases in accordance with Topic 842. As of March 31, 2025, our future lease payments totalled US$995,648.

Off-Balance Sheet Transactions

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

For the credit risk related to accounts receivable and contract assets, we perform periodic credit evaluations of our customers’ financial condition and generally does not require collateral. We establish an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. Allowance for credit losses was US$1,069,620 and US$984,429 as at March 31, 2025 and March 31, 2024, respectively. Our management believes its contract acceptance, billing, and collection policies are adequate to minimize credit risk. Application for progress payment of contract works is made on a regular basis. We seek to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the management.

Liquidity Risk

We are also exposed to liquidity risk, which is risk we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Based on the above considerations, management is of the opinion we have sufficient funds to meet our working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine our plans, such as changes in the demand for its services, economic conditions, its operating results continuing to deteriorate and its shareholders unable to provide continued financial support.

We maintain sufficient cash and bank balances, and internally generated cash flows to finance the activities and management is satisfied that funds are available to finance the operations.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong Dollars (“HKD”). Our assets are denominated primarily in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US$ and HKD. If the HKD depreciates against the US$, the value of our HKD revenues, earnings and assets as expressed in our US$ financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.